October 12, 2018
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549
Attn:	Jay Ingram & Asia Timmons-Pierce
Re:	OAS Restructuring (BVI) Limited Form T-3 Filed May 9, 2017 File No. 022-29042
Dear Mr. Ingram and Ms. Timmons-Pierce:
On behalf of our client, OAS Restructuring (BVI) Limited, a company organized under the laws of the British Virgin Islands (the “Company”), we respond in this letter to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 16, 2017 (the “Comment Letter”).  The Staff’s Comment Letter relates to the above-referenced Form T-3 (the “Form T-3”), which was filed with the Commission on May 9, 2017 via the Commission’s EDGAR system.
For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the response set forth immediately under the comment.  The page numbers referenced in the response refer to page numbers in Amendment No. 1 to the Form T-3 filed with the Commission on October 12, 2018 (the “Form T-3/A”).
Item 2
1.
The current disclosure in the second paragraph is not an accurate description of the availability of the exemption contained in Section 1145 of Chapter 11 of Title of the United States Code to your facts and circumstances. Please revise to provide a materially complete discussion of the nature of and circumstances giving rise to the availability of the Securities Act exemption provided in the order issued by the United States Bankruptcy Court for the Southern District.

Response:
In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 2 to provide an explanation of the Bankruptcy Court’s powers to exempt the offer, issuance and exchange of securities from registration pursuant to Chapter 15 of Title 11 of the United States Code.
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Securities and Exchange Commission
October 12, 2018

Please do not hesitate to contact Andrew Weisberg at (212) 819-8980 of White & Case LLP with any questions or comments regarding this letter.
Sincerely,
/s/ White & Case LLP

cc: Josedir Barreto, Director, OAS Restructuring (BVI) Limited